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                            September 22, 2020

       Daniel Cohen
       Chief Executive Officer
       FinTech Acquisition Corp. IV
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FinTech Acquisition
Corp. IV
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 16,
2020
                                                            File No. 333-248664

       Dear Mr. Cohen:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Financial Statements
       Statements of Operations, page F-4

   1. Please tell us how you considered the need to include comparative financial information for the period ended
June 30, 2019. Reference is made to Rule 8-03(a)(5) of Regulation
                                                        S-X.




              You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters. Please
 Daniel Cohen
FinTech Acquisition Corp. IV
September 22, 2020
Page 2

contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel Cohen
                                                        Division of Corporation
Finance
Comapany NameFinTech Acquisition Corp. IV
                                                        Office of Real Estate &
Construction
September 22, 2020 Page 2
cc:       Mark Rosenstein
FirstName LastName